STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES
IN THE MINING, OIL AND GAS INDUSTRIES (s.1)

Fiscal year covered by the statement: from January 1, 2017 to December 31, 2017

Name of the entity filing the statement: Eldorado Gold Corporation

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable: ___________________________________________

CERTIFICATE

I certify that I have examined the information contained in the statement of Eldorado Gold Corporation for the fiscal year that began on January 1, 2017 and ended on December 31, 2017. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director: Philip Yee

Title of position: EVP and Chief Financial Officer

Date: March 25, 2019

“Philip Yee”

[Signature]

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Romania	Certej Municipal Government				130,000					130,000	Payments made to the Certej Local Council. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.056.
Romania	Baita Municipal Government				100,000					100,000	Payments made to the Baita Local Council. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.056.
Greece	Federal Government of Greece		180,000	150,000						330,000

Payments made to the Greek State.

Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 0.887.

The breakdown of the amounts paid to the payee is as follows:

1) Taxes: 180,000 paid in cash and $690,000 paid through offset of VAT refundable.
2) Royalties: $150,000 paid in cash and $670,000 paid through offset of VAT refundable and Greek State penalties refundable.

Turkey	Federal Government of the Republic of Turkey		10,010,000	7,400,000	20,100,000					37,510,000

Payments made to the Esme Tax Office, Kavaklidere Tax Office, Regional Directorate of Forestry, General Directorate of Mining, and Baskent Tax Office.

Taxes: 10,010,000 paid in cash, 35,140,000 paid through offset of VAT refundable. Taxes include corporate taxes paid and withholding tax on a dividend payment.

Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Turkey	Ulubey Municipal Government		130,000							130,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.
Turkey	Menderes Municipal Government		180,000	170,000						350,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.
Turkey	Usak Municipal Government		780,000							780,000	Payments made to the Usak Tax Office. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.648.
Brazil	Federal Government of the Federative Republic of Brazil				220,000					220,000

Payments made to the National Department of Mineral Production.

Payments made in BRL, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 3.194.

Canada	Municipality of Val-d'Or		130,000							130,000	Payments made in CAD, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.298.

Additional Notes:

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2017	To:	12/31/2017
Reporting Entity Name	Eldorado Gold Corporation					Currency of the Report USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)
Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Romania	Certej			230,000					230,000
Turkey	Kisladag	950,000	4,610,000	17,240,000					22,800,000
Turkey	Ankara Corporate Office	9,800,000		260,000					10,060,000
Turkey	Efemcukuru	350,000	2,960,000	2,600,000					5,910,000
Greece	Kassandra	180,000	150,000						330,000
Brazil	Rotulos de Linha			220,000					220,000
Canada	Lamaque	130,000							130,000

Additional Notes:

Reporting Principles

1.
Basis of Accounting

The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2017 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2.
Basis of Presentation

The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3.
Reporting Currency

All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4.
Rounding

All figures have been rounded to the nearest $10,000 U.S. dollars.

5.
Control

As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To Eldorado Gold Corporation and the Minister of Natural Resources Canada

We have audited the accompanying Schedule of Payments by Payee totaling $39,680,000 and the Schedule of Payments by Project totaling $39,680,000 of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2017 and notes comprising a summary of significant accounting policies and other explanatory information (together “the Schedules”). The schedules have been prepared by management in accordance with the financial reporting provisions in Section 2, 3, 4 and 9 of the Extractive Sector Transparency Measures Act (“ESTMA"), Section 2.3 of the ESTMA - Technical Reporting Specifications and Section 3 of the Extractive Sector Transparency Measures Act – Guidance Version 2 (collectively, the “financial reporting guidance”).

Management’s Responsibility for the Schedules

Management is responsible for the preparation of the schedules in accordance with the financial reporting framework referred to above, and for such internal control as management determines is necessary to enable the preparation of the schedules that is free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these schedules based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation of the schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Schedule of Payments by Payee amounting to $39,680,000 and the Schedule of Payments by Project amounting to $39,680,000 of the Company for the year ended December 31, 2017 are prepared, in all material respects, in accordance with the financial reporting framework referred to above.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Basis of Accounting

Without modifying our opinion, we draw attention to Note 1 of the Schedules, which describes the basis of accounting. The Schedules are prepared to provide information to the Directors of Eldorado Gold Corporation and the Minister of Natural Resources of Canada to assist the Company in meeting the requirements of the ESTMA. As a result, the Schedules may not be suitable for another purpose.

Restriction on Use

Our report is intended solely for management and the Board of Directors of the Company and the Minister of Natural Resources Canada, and should not be used by parties other than management and the Board of Directors of the Company and Minister of Natural Resources Canada.

 Chartered Professional Accountants

May 29, 2018
Vancouver, Canada